February 4, 2009

To Our Shareholders:

We are especially pleased to report earnings per share of $28.94 which is $3.29 (12.8%) more than last year and $3.84 (15.3%) above the budget.  The results are nothing short of splendid given the unexpected challenges presented by the twin financial calamity of a national recession and the 43% decline in the Dow, give or take (compared to CNC’s market value at $315.91 per share, virtually unchanged for the year).  The principal elements driving the positive performance are:  higher net interest margin resulting from higher loan volume and a positively sloped yield curve, which was in part offset by a higher provision for loan losses (due to significant growth in our loan portfolios); lower than budgeted operating expenses from careful management of operating expenses; the stellar performance of CNB Mortgage Company; but lower trust income due to declining market value of assets under management.

At the beginning of 2008, we expected inflation to rise to 3.0% from 2.5% as the effect of rising commodity prices, particularly energy, would impact overall prices.  We had expected the yield curve to maintain a normal slope.  We forecasted the net interest margin would improve 24 basis points +/- and that our acquisition of Genesee Valley Trust Company and our growth in Wealth Strategies Group assets would substantially increase the Wealth Strategies Group’s revenues.

Indeed, if you were on a desert island during the year, reviewing our financial performance quarter-by-quarter, you would not know from our figures that a “melt down” in the banking industry was underway.  In fact, from the perspective of the 4th quarter of 2007 when we prepared the budget, we thought the budget for principal components of our balance sheet would be as set forth below.  Please compare the actual numbers appearing in the right hand column.

 2008

  2008

Budget

Actual

   Investments

+  6.10%

-   3.27%

   Loans

+  7.40%

+ 18.20%

   Deposits

+ 12.87%

+ 15.88%

   Dividend

$   8.60

$   9.00

   Capital

     7.46%

     7.08%

These results were driven by growth in loans, especially indirect automobile loans (by summer new loans were running three times 2007’s volume) which yielded an improvement of +33 basis points in the Net Interest Margin better than we had budgeted (24 basis points).  This was offset by a higher provision for loan losses resulting from growth of outstanding loans.  Commercial deposits were up 9.7% for the year due to a concerted program to increase that component of our deposit base.  Wealth Strategies Group income from assets under management was reduced by the depressed prices generally available in the market.  Though, as a matter of fact, this was nearly offset by the garnering of approximately $105 million of new business which will put us in good stead when the markets recover.  The Mortgage Company’s strong performance further offset the market declines.

Significantly, our asset quality continued to be superb.  Non-performing loans are less than 10% of primary capital, at the same level as two years ago.  Past due and nonaccrual loans are at just under 2%, about the same percentage as January 2006, with peer financial institutions reporting results above that level and trending upward.  Non-accrual Loans to Total Loans are less than 1%, as they have been since 2005, with peer institutions reporting higher amounts and trending up.  Net charge-offs remain at .15% where the peer institutions are at above .40% (nearly three times our figures).

Regarding the developments during the year on the non-financial front, we formally adopted the Strategic Plan for Value 2020 after a process that extended for 1½  years and involved the Board of Directors, as many as 60 bank officers, and every single one of our 400+ employees.  This plan will guide our activities for the next decade or so continuing forward from our first 15-year Plan for Value 2010 that guided our expansion into the Rochester metropolitan area and is now nearly complete with 23 bank offices, the most recent opened in Henrietta in the fall at its permanent location with a great deal of fanfare.  The Plan builds on our mission of providing trusted education and advice at every stage of life, comprehensive financial services for individuals and businesses, and assuring a high standard of quality service and performance supported by comprehensive education and development of our staff.  We will open Canandaigua National Trust Company of Florida in Sarasota as an office for our Wealth Strategies Group customers as soon as we receive formal approval and Charter from the Office of the Comptroller of the Currency, expected in the first quarter of 2009.  The Board of Directors has been selected, a president hired and an experienced assistant trained and on board.  We will then have a haven for our customers that is free of New York State income taxes on irrevocable trusts and trusts under wills, which is a very attractive and necessary feature of our growing Wealth Strategies Group business.  Three more bank offices are planned for the coming years expanding on our metropolitan presence in the Rochester area; one will be a part of the Alexander Park development in the City, and one each in Greece and Webster, the larger townships in the northwestern and northeastern quadrants, respectively.

In a contrast to the general malaise, we completed our acquisition of Genesee Valley Trust Company at the beginning of the year and closed with our acquisition of the assets of Greentree Capital Management, LLC at the end of the year.  We expanded special programs for community development in low- to moderate-income areas in the metropolitan area focusing on the neighborhoods around the University of Rochester Medical Center and its employees.  The Canandaigua Lakeshore development project, in planning for the last few years, continues to work its way through the laborious approval process and presents an attractive project for economic stimulus in the Upstate region for government capital investment.  Internally, the latest of a number of corporate culture surveys which we conduct every other year, shows an even stronger culture with all responses in the “strongly agree” and “agree” category indicating that we enjoy the reputation for being a destination for those who share our mission and vision, and that we maintain a culture that will support our Strategic Plan.  Finally, we commenced a comprehensive Executive Leadership Development program to continue for two years with a plan to assure the very best in executive management for the benefit or our Company well into the future.

Some Thoughts on Banking and Present Circumstances:

Remember for a moment, back in the mid-nineties in the environment of “go-go finance” and weekly issuance of IPOs, the question was asked ever more publically, “Is there a future for banking?”   This was in the context of the longest running bull market of 18 years as charted by the Dow Jones Index.   Alan Greenspan, Chairman of the Federal Reserve, tagged this spectacular growth as “irrational exuberance.”  Wall Street and investment banking ruled.  It seemed any company could instantly float an IPO to cover the next payroll.  “Who needs a bank – bank?” many asked.  After all, in those times equity capital was cheaper than debt capital.  Charles P. Kindleberger in his classic book entitled, Manias, Panics and Crashes – a History of Financial Crises – Fifth Edition, chronicles the “history” over the centuries of financial cycles, where time and time again the best economic theory of a period falls prey to the practicality and human emotion which then drives markets through irrational exuberance and ultimately catastrophic destruction on an all too regular basis.  Certainly, the Year 2008 has proven this “rule” with a vengeance.

Bank-Banks v. Investment Banks:

“Bank-banks,” as we term traditional community institutions such as ours, as compared to investment banks (the “Wall Street” model), are engaged in a direct relationship with the user of funds, in this case the borrower, based on our assessment of the individual capacity and character of the borrower to repay as equally important components, albeit one more tangible than the other, but neither less important to the prediction of the success of the overall relationship.  By lending money and earning our return each month, as per a contract spanning anywhere from three months to 30 years, we are “vested” in an ongoing relationship over time.  This provides the opportunity to build on the relationship which is designed to be profitable and beneficial to both parties.  The success of this relationship depends entirely upon activity of both parties (not markets) going about their business and contributing to a common enterprise continuously over the term of the engagement.

In stark contrast to our model is the investment banking model involving the securitization of a host of loans which is transactional in nature, and regards as irrelevant the knowledge of the underlying character of the people involved.  This tends to substitute financial analysis of capacity to repay as the primary and even sole underwriting criteria, exclusive of identity and character of the multitude of obligors lost in the shuffle.  Worse yet, the underwriting for these loans was outsourced and in many cases not verified.  The financial engagement is short term in nature and done for immediate compensation in the form of a large, one-time fee on the spot.  These transactions are funded entirely through the purchase of wholesale money in the markets, and the proceeds of sale are equally and totally dependent on functioning markets willing to purchase the financial instruments.  Thus, the investment banking model is necessarily at the mercy of the markets on any given day which exposes the transaction to the volatility of emotions that can range simply between “confidence” in one moment and “fear” in the next moment, and which is impossible to predict.  It is clear this process presents far more risk and uncertainty to the parties participating in the wholesale sale of securities than the inherent stability of CNB’s direct lending and ongoing engagement model.  Simply, the market experience of the past year of the iconic investment banks that ruled Wall Street for decades has repudiated the highly leveraged business model where all together, in an instant, they were gone!

The “Winningest” Business Model – CNB/CNC:

Our banking model as a community-focused institution with a non-complex balance sheet is without question the “winningest” of business models.  It has, over its 122-year history, withstood two World Wars, the Great Depression, and many lesser challenges to include the current unprecedented circumstance, virtually untouched.  And why is this?   Because our historic priorities have been properly aligned and steadfastly maintained.

First and foremost, our primary focus is on our community Mission.  That is, in the middle nineties we articulated the position that we would develop into a comprehensive financial services company serving the needs of individuals whether they be growing a family or a business.  We recognized our primary role as the financial intermediary of the communities that we serve, and as such, we would focus on recycling the deposits gathered in the community back into the community in the form of loans to consumers and businesses.  In effect, the money never leaves the community, and we have a special relationship with both ends of the transaction, be it the depositor funding on the one hand or the borrower using those funds on the other.  Given the importance of this role in the community, the one billion dollars we have in loans outstanding most importantly represents thousands of contracts to make monthly payments ranging from three months to 30 years by individuals and businesses who have demonstrated their capacity and the character to carry out that activity.  Our depositors are assured that their funds are safe, invested in properly underwritten loan contracts in this community because these loan contracts are only dependent upon the borrowers getting out of bed every morning, going about their business, and coming home in the evening to a home which they intend to live in long term, and which they do not regard as an “investment opportunity” to flip every five years when and if it doubles in value.  This, incidentally, was a root assumption underlying the “subprime” mortgage problem.  At no time is “market value” on Wall Street relevant to this deposit-loan intermediation activity.  It is all about the cash flow of a stream of monthly payments made from thousands of borrowing customers engaged in productive activity!  Indeed, the cash flow alone of this payment process is of a magnitude, over any period of time, sufficient to meet the biweekly and monthly influxes and out flows of deposits, which at any given time represent less than 1% of all deposits and the activity of our customers’ payments for goods and services.

We further identified that our role in the Federal Reserve System was to facilitate the payment mechanism, keeping it safe and sound and absolutely reliable.  We acknowledge that every conversation ultimately has some sort of a financial fulfillment requiring the transfer of funds, an activity with which we wished to be closely connected.  We do this by a strategy of offering trusted education and advice at every stage of life in the context of delivering comprehensive financial services.  For these reasons, we recognized that we as a community bank are very much about being part of the “DNA” of society, and thereby at the center of and integral to a wide range of human activity -- a good position to be in for now and well into the future.

If our Mission to “bank” the community is the first priority, then our second priority is financial performance where we wish to achieve an optimal (not maximum) performance which indeed will serve our four constituents:  shareholder, customer, community and employee, while presenting the vitality and resources to underwrite our first priority and provide an appropriate balance among our four constituents.

Third, the role of our investment portfolio of over a quarter of a billion dollars of investment securities is first and foremost to provide liquidity to sustain and underwrite the first two priorities.  Period!  True, it is necessary to have a short list of securities to collateralize public deposits, and yes, of course, there is a component of sustained earnings from our investment portfolio which is a welcome contribution but is subordinate in purpose to assure the availability of funds to lend or the liquidity to cover liabilities, especially in times of financial distress when ready sources of funding tend to dry up.  Following this philosophy, we did not feel that stock of any kind, common or preferred, was appropriate for our investment portfolio.  Sadly, many smaller community banks, to enhance the yield of their securities portfolios, held the preferred stock (equity) of Freddie and Fannie (with the implied government-backed guarantee) and fell into the trap of not remembering the critical distinction between secured senior debt and preferred senior equity, the former not affected by market value and the latter totally subject to mark-to-market accounting.

I have learned during my time as a member of the Board of the Federal Reserve Bank of New York, and by general observations over the years, that a 50/50 balance between consumer and commercial lending gives a “naturally hedged” portfolio as the fortunes of these components tend to move generally in opposition to one another.  Similarly, we have diversified our business lines with our other principal subsidiaries of consumer mortgages and trusts and investment services.  The value of diversified business units was especially evident in 2008 as CNB Mortgage Company’s positive earnings, resulting from lower interest rates, offset the challenges faced by the investment management business of our Wealth Strategies Group when market values plummeted dragging down revenues.

Significantly, this structure is inherently and especially stable because our deposits (core deposits) are held by their owners for the primary purpose supporting the enterprise, whether it be a household or a business.  Each knows their monthly expense liabilities, each has monthly income revenues, and their available deposits connect the two.  To the extent that there is excess, such liquidity finds its way into “savings” accounts and CDs, principally as reserves for the primary enterprise.  In the first instance, these funds are not held for investment return, notwithstanding that interest is available and paid for their use, facilitating the enterprise is paramount.

By contrast, other community banks and larger institutions typically have as their stated first priority, “maximizing shareholder value” which is always completely, and misguidedly, focused on stock performance.  History of the consolidation of the banking industry over the last 30 years shows that most banks are ultimately “for sale” if the right price comes along.  The result is an all obsessing short-term quest for maximum quarterly financial performance and stock price.  Much of what we have witnessed currently came about because of the eternal quest for marginal earnings which generally involves an increase in risk and market exposure.  This short-term thinking results, as we have observed, in dangerous exposure to the volatility of markets and the occasional fear and panic which inevitably seems to grip them from time to time as history shows with attending punishing losses.

Consider the stability of this CNB model of financing the communities’ activity.  In this marketplace of a million people, if the depositor is okay, and the borrower is okay, and we are okay, then “the community’s money” as “our money” collectively speaking is insular to and separate from the volatile market elements (emotion) characterized by Wall Street.  Much of this is driven by the need to know the immediate value for long-term assets which must, under SEC rules, be marked to market and reported with transparency to the public so that unrealized losses can be “realized and accounted for” which results in predictable disruption and drives that volatility in the markets.

Simply put, our model works 100% of the time, in financial crisis or not, where the investment banking model, which depends on the margin of the effectiveness and workability of functioning healthy markets, works much less than 100% of the time.  Last fall, we experienced the total lock up of the commercial paper market for the first time!  For whatever reason, if human nature has cause to fear, or does not have cause to fear, but fears nonetheless, the market tells us that uncertainty is attributed a value of zero even if the underlying assets are not zero;  all this is with cataclysmic results.

Leverage – The SEC and Unintended Consequences:

Fifty years ago, investment banks were boutique partnerships typically leveraged 8-to-1, more conservative than a bank’s 13-to-1, because they were doing “deals” and taking significant financial risks.  In 2002, most of the investment bank partnerships transformed themselves into stock corporations where they used equity capital raised in the markets to fund a corporate structure where the partnership funds were returned to the partners.  The SEC had a limitation (the Net Capital Rule) which capped an investment bank’s equity ratio at 12-to-1.  This limit was released by the SEC in 2004 for the five largest investment banks, thus heralding the advent of high leverage for investment banks’ operations on Wall Street.  In short order, these institutions increased their leverage ratios to between 30-to-1 to 40-to-1.  An analysis of a typical investment bank balance sheet would show a standard deviation in market values of 5%, +/- , could wipe out the equity capital of the firm making it very vulnerable to market volatility, especially under unusual and extreme circumstances.  Three of the five investment banks no longer exist, having collapsed due to excessive leverage, in a market where uncertainty had caused certain assets held by these investment banks, under mark-to-market accounting, to be worth nothing; the other two have converted to bank holding company charters.  Clearly, the SEC’s action was misguided.  In contrast, taking a bank-bank’s balance sheet, and stressing it five times the normal net charge-offs, reduces its capital less than 1% with the effect of still being appropriately capitalized as in the first instance, battered with the loss but not broken – still in business at say 15-to-1 or 6-1/2% capital.

The Emergency Economic Stability Act of 2008 Troubled Asset Relief Program (TARP):

By letter dated January 26, 2009, the United States Treasury advised the Corporation that it has granted preliminary approval for CNC to participate in the Emergency Economic Stabilization Act Troubled Asset Recovery Plan (TARP) Capital Purchase Program (CPP) in the amount of $20 million, the amount set forth in our December 8, 2008, application.  We do not need the additional capital; however, we believe the additional capital could be used, when properly leveraged, to grow our franchise and allow us to fund loans in our community and grow the balance sheet at the pace demanded by our lending market in the communities we serve.

By way of context, we have done this before.  A review of the bank’s Board meeting minutes of 1934 shows the selling of Class A 5% Preferred in the amount of $150,000 and the selling of a second Class B of 4-5% Preferred in the same amount to the government amounting to an investment of capital in our institution of $300,000, a considerable sum for that date and time.  Five years later in 1939, the transaction was reversed by redeeming both classes of preferred stock at the Par Value for which they were purchased, thereby ending the program.  Were today’s program as simple and effective as that presented, now 75 years ago, we would likely be an enthusiastic participant.

The Treasury’s preliminary approval was conditioned upon our agreement to execute the standard terms and condition of the TARP CPP program.  Our Board and management believe these terms and conditions are detrimental to our community, customers, employees and shareholders; therefore, we will not accept these terms.  We intend to communicate our objections to the U.S. Treasury and ask that they reconsider their terms of the offering.  Our principal objections are:

* The true cost of the preferred stock is higher than stated.  The stated dividend rate is 5% for the first five years, increasing to 9% until liquidated.  However, we would also incur significant costs to file paperwork and registration statements with the Securities and Exchange Commission for the issuance of this stock and the related warrants, which is unnecessary and of no benefit to our Company or community.

* The cost of the warrants is high.  Warrants must be issued for an additional 15% of the amount of preferred shares ($3,000,000).  These effectively add an additional 15% to the stated cost of the dividends.  Further, these warrants can be sold by the U.S. Treasury to third parties.  These new owners may not share the same interests as our current shareholders.

* Our ability to increase dividends is restricted without any justification other than the prevailing political environment.  Under the TARP CPP program, dividend increases must be approved by the government, and approval is not guaranteed.  Our shareholders own the Company and deserve to be paid a dividend that represents a reasonable return on their investment and share of current earnings.  We have historically paid dividends twice a year for the entire history of the bank except in 1933, and over the last seven years the dividend has increased at the compounded rate of 14%.  This strikes at the very heart of our strategy and value proposition with you, our shareholders, to grow the company to “own it” and share in the current earnings year-after-year rather than the more customary strategy to grow the company to “sell it” or require the partial sale of shares in order to realize a return in the form of the proceeds of sale of shares perhaps at an inopportune time in an uncertain market.

* Our ability to purchase shares for treasury would be curtailed.  From time to time, the Company purchases shares in the open market for treasury.  These shares are used for corporate purposes, to fund stock option awards and other employee awards and benefit plans, including the ESOP.  We believe our employee benefit programs would be harmed without our ability to purchase Company stock for these purposes.

* The government has the unilateral right to change the terms and conditions.  We cannot determine what regulations, laws, or other restriction might be placed on recipients of TARP CPP funds by the current or future Administration or Congress.  Because we cannot anticipate what these changes might entail, we cannot properly plan for the use of this capital.  The interests of the government may be contrary to the interests of our community and shareholders.  The right of one party to unilaterally amend a bilateral contract is wholly inappropriate as a matter of common business practice and it would be foolish for any prudent business organization to voluntarily and intelligently accept such a provision.

Since the CPP was first announced, the “talking heads” in the modern media have been providing an open microphone and camera to any publicity hungry member of Congress or the public who wishes to misrepresent and denigrate the banking industry for its “lack of accountability” and “failure to lend.”  This creates a reputational risk of monumental negative proportions, which impact undermines the very value of being connected with any part of the program.

We are sure, you will agree, that to accept any of these terms and conditions, all of which are clearly motivated by political, not economic or real, concerns, would be detrimental to the best interests of the Company, the community, its shareholders, and customers, and that we are far better off being independent of any of these associations, and it would be best to continue our Plan for Value 2020 and its growth relying only on our own financial strength, the support of our shareholders, customers, colleagues, and community.  Collectively speaking, the assets and the activities which we manage belong in a very real sense to the entire community, and we would be better off conducting this business and these affairs in accord with local priorities using our own resources and ingenuity.  We have met our duty by the financial performance we have delivered consistently over many years and again this year, and would do well to continue to meet that duty by steering clear of a program we do not need, much less the tangible “taint” which seems to “dog” the participants, albeit wrongly.  Accordingly, unless these concerns are addressed by the Treasury to our satisfaction, we cannot responsibly submit our Company’s operation to such restrictions and associations which would not be in the best interests of the Company our shareholders, colleagues, community, or customers.

Parting Thoughts of an Extraordinary Year 2008:

We have assembled a remarkable group of talented people who together, it would seem, are capable of managing almost anything.  We have fun doing it.  It is an inspiring and useful endeavor, and we have a good market in which there is much room to grow.  We have much for which to be grateful.  We are excited to be a part of the growth and future success.  It is an honor to serve this tradition, this institution.  We look forward to your continued ownership and support and sharing of the profits of our enterprise as the ultimate goal of this institution as we focus upon the mission of “banking this community” for the benefit of all and each of our constituents.

Very truly yours,

/s/George W. Hamlin, IV

George W. Hamlin, IV

President and CEO

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